UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Loop Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

543518104

(CUSIP Number)

Andrew Lapham

135 Yorkville Avenue, 9th Floor

Toronto, Ontario

M5R 0C7

(416) 925-6609

with a copy to:

Elizabeth W. Fraser, Esq.

Greenberg Traurig, LLP

One International Place, Suite 2000

Boston, Massachusetts

(617) 310-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 543518104

1.			NAMES OF REPORTING PERSONS Andrew Lapham
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) OO
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	18,033
	8.	SHARED VOTING POWER	8,147,134
	9.	SOLE DISPOSITIVE POWER	18,033
	10.	SHARED DISPOSITIVE POWER	8,147,134
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,165,167
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%*
14.			TYPE OF REPORTING PERSON (see instructions) IN

*                 All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 42,413,691 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Loop Industries, Inc. (the “Issuer”), outstanding as of January 14, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on january 14, 2021.

CUSIP No. 543518104
1.			NAMES OF REPORTING PERSONS Northern Private Capital Fund I Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) AF and OO
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	6,094,056
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,094,056
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,094,056
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%*
14.			TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 543518104
1.			NAMES OF REPORTING PERSONS Northern Private Capital Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) OO
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	8,147,134
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	8,147,134
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,147,134
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%*
14.			TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 543518104
1.			NAMES OF REPORTING PERSONS CFFI Ventures Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) OO
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	8,147,134
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	8,147,134
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,147,134
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%*
14.			TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 543518104
1.			NAMES OF REPORTING PERSONS John Risley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) OO
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	8,147,134
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	8,147,134
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,147,134
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%*
14.			TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 543518104
1.			NAMES OF REPORTING PERSONS Northern Private Capital Fund I Non-Resident Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) AF and OO
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	2,053,078
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	2,053,078
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,053,078
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%*
14.			TYPE OF REPORTING PERSON (see instructions) PN

Item 1. SECURITY AND ISSUER.

This Amendment No. 2 (this “Amendment No. 2”) supplements and amends certain information in the Schedule 13D filed on June 25, 2019, as amended by Amendment No. 1 filed on July 9, 2019 (the “Original Schedule 13D” and, together with this Amendment No. 2, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment No. 2 shall have the same meanings ascribed thereto in the Original Schedule 13D.

This Amendment No. 2 is being filed to (i) add NPC I NR LP (as defined below) as a reporting person as a result of the transfer of securities to NPC I NR LP that were originally held in trust by NPC I LP (as defined below), (ii) reflect the beneficial ownership of an aggregate of 4,093,567 shares underlying an option that became exercisable on December 15, 2019 and expires on June 14, 2022 and (iii) reflect the vesting of restricted stock units granted by the Issuer to Mr. Lapham for his services as a director of the Issuer.

Item 2. IDENTITY AND BACKGROUND.

Item 2 of the Original Schedule 13D is amended and restated in its entirety as follows:

This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following persons (collectively the “Reporting Persons”):

1.	Andrew Lapham;

2.	Northern Private Capital Fund I Limited Partnership, a Canadian limited partnership (“NPC I LP”);

3.	Northern Private Capital Ltd., a Canadian manager of investment funds (“NPC”);

4.	CFFI Ventures Inc., a Nova Scotia company (“CFFI”);

5.	John Risley; and

6.	Northern Private Capital Fund I Non-Resident Limited Partnership, a Canadian limited partnership (“NPC I NR LP).

Each of NPC I LP and NPC I NR LP is a private investment fund. NPC is the investment manager of each of NPC I LP and NPC I NR LP. Mr. Lapham and CFFI, a private investment fund, are owners of NPC.  Mr. Risley has sole control over the voting and dispositive power for CFFI.  Each of Messrs. Lapham and Risley are Canadian citizens.

The principal address of each of Mr. Lapham, NPC I LP, NPC and NPC I NR LP is 135 Yorkville Avenue, 9th Floor, Toronto, Ontario, M5R 0C7.

The principal address of each of CFFI Ventures Inc. and Mr. Risley is 757 Bedford Highway, Bedford, Nova Scotia B4A 3Z7.

No disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) for any Reporting Person.

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Exchange Act.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Schedule 13D is amended to include the following at the end of that section:

On December 15, 2019, the option to purchase an aggregate of 4,093,567 shares of Common Stock acquired in the Offering became exercisable and will expire on June 14, 2022 (the “Options”).

NPC I LP transferred registered ownership to NPC I NR LP of 1,021,499 shares of Common Stock and 1,031,579 Options on September 22, 2020 (together the “Subject Securities”).  Since June 14, 2019, NPC I LP has held the Subject Securities in trust for NPC I NR LP, a sister limited partnership controlled by NPC I LP’s general partner, Northern Private Capital GP I Ltd. (“NPC GP”), and managed by NPC.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

(a) and (b) On the filing date of this Schedule 13D, (i) the Reporting Persons may be deemed to beneficially own, in the aggregate, 4,053,567 shares of Common Stock and 4,093,567 Options, representing approximately 17.6% of the Issuer’s outstanding shares of Common Stock, based on 42,413,691 shares of Common Stock issued and outstanding as of January 14, 2021, and (ii) Mr. Lapham was deemed to beneficially own an additional 18,033 shares of Common Stock pursuant to a vested restricted stock unit award granted by the Issuer for his services as a director of the Issuer, for which Mr. Lapham has elected to defer delivery until the earlier of his resignation from the Issuer’s board of directors or his death.

NPC I LP directly owns 3,032,068 of the shares of Common Stock and 3,061,988 Options. NPC I NR LP directly owns 1,021,499 of the shares of Common Stock and 1,031,579 Options. NPC, as the sole manager of NPC I LP and NPC I NR LP, and each of Mr. Lapham and CFFI as owners of NPC, may be deemed to beneficially own the shares of Common Stock and Options held by each of NPC I LP and NPC I NR LP. Mr. Risley may be deemed to beneficially own any shares of Common Stock and Options beneficially owned by CFFI.  In addition, each of Messrs. Lapham and Risley control 50%, respectively, of the voting shares of Northern Private Capital Holdings Ltd. (which holds a special limited partnership interest in NPC I LP and NPC I NR LP) (“NPC Holdings”) and 50% of the voting shares of NPC GP.

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transaction in the shares of Common Stock during the past sixty (60) days.

(d) Except for the Reporting Persons, no person is known by the Reporting Persons to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock or Options  beneficially owned by the Reporting Persons, other than (i) the limited partners of NPC I LP and NPC I NR LP and (ii) NPC Holdings.

(e) Not applicable.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as follows:

Exhibit		Incorporated by Reference		Filing	Exhibit
Number	Description	Form	File No.	Date	No.
99.1	Joint Filing Agreement under Rule 13d-1(k), as amended on February 22, 2021.	Filed herewith
99.2	Amendment to Securities Purchase Agreement dated June 14, 2019 between Loop Industries, Inc. and the Purchaser identified therein.	8-K	000-54768	June 14, 2019	10.1
99.3	Form of Securities Purchase Agreement dated May 29, 2019 between Loop Industries, Inc., the Purchaser identified therein and Daniel Solomita.	8-K	000-54768	May 29, 2019	10.1

Signatures

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2021

/s/ Andrew Lapham
Andrew Lapham

Northern Private Capital Fund I Limited Partnership

By:	/s/ Andrew Lapham
Name:	Andrew Lapham
Title:	President and CEO

Northern Private Capital Ltd.

By:	/s/ Andrew Lapham
Name:	Andrew Lapham
Title:	President and CEO

CFFI Ventures Inc.

By:	/s/ John Risley
Name:	John Risley
Title:	CEO

/s/ John Risley
John Risley

Northern Private Capital Fund I Non-Resident Limited Partnership

By:	/s/ Andrew Lapham
Name:	Andrew Lapham
Title:	President and CEO